Exhibit 99.(d)(6)(i)

Appendix A

INVESTMENT ADVISORY AGREEMENT
FOR
OAKMARK INTERNATIONAL SMALL CAP FUND

AMENDED FEE SCHEDULE

The Trust shall pay out of Fund assets to the Adviser a monthly fee, based on the Fund’s average daily net assets, at the annual rate of 1.020% up to $250 million; 0.995% on the next $250 million; 0.975% on the next $4.5 billion; 0.960% on the next $10 billion; and 0.950% over $15 billion.

Dated: October 1, 2022